FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR August 3, 2007

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                             FORM  51-102F3

                         MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         August 2, 2007


Item 3   News Release
         ------------

         Issued August 2, 2007 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

VANCOUVER, BC, Canada, August 2, 2007 - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) and Consensus ("Consensus") announced today the appointment of Mr. Wayne Keast, Chief Executive, Consensus Environment, to Dynamotive's Board of Directors concurrently with the conversion of Consensus's 49% equity ownership in Dynamotive Biomass Resource Corporation, a subsidiary of Dynamotive, into ownership of common shares of Dynamotive. The move signals a strengthening of the relationship between the Companies and the desire by Consensus to take a more active role in the development of Dynamotive. The conversion of Consensus's ownership in the biomass joint venture into common shares in the parent Company was agreed given the potential for conflict of interest in this activity and allows for the assets to be developed under the Dynamotive parent Company umbrella.


Item 5   Full Description of Material Change
         -----------------------------------

5 1 Full Description of Material Change

VANCOUVER, BC, Canada, August 2, 2007 - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) and Consensus ("Consensus") announced today the appointment of Mr. Wayne Keast, Chief Executive, Consensus Environment, to Dynamotive's Board of Directors concurrently with the conversion of Consensus's 49% equity ownership in Dynamotive Biomass Resource Corporation, a subsidiary of Dynamotive, into ownership of common shares of Dynamotive.

The move signals a strengthening of the relationship between the Companies and the desire by Consensus to take a more active role in the development of Dynamotive.

The conversion of Consensus's ownership in the biomass joint venture into common shares in the parent Company was agreed given the potential for conflict of interest in this activity and allows for the assets to be developed under the Dynamotive parent Company umbrella.

The biomass development company was set up to develop biomass resources worldwide and has current projects under development in EU, Canada, US and Latin America. Under the agreement, $2,000,000 invested by Consensus would be converted to Dynamotive's common restricted stock at US $1 per share (market at the time of agreement). The subsidiary has cash of $1.4 million, holds certain project development rights and has a $330,000 convertible loan receivable related to operations in the Ukraine with Rika BioFuels.

Commenting on the appointment of a Director to Dynamotive's Board, Mr. Vincent Tchenguiz, Chairman of Consensus, said, "We have long been a supporter of Dynamotive financially and strategically and have seen the Company grow to the stage where our considerable reach, resources and financial know-how can make a significant difference in the Company's
future.   Consensus know-how can be pivotal in leveraging Dynamotive's potential. I would like to congratulate Dynamotive for their achievements to date and, in particular, Mr. Kingston whose vision and commitment has allowed the Company to reach this stage."

"Mr. Wayne Keast brings considerable experience and know-how and is a key member of Consensus; by appointing him to Dynamotive's Board we will ensure seamless cooperation between the Companies. I also believe that converting our ownership in Dynamotive Biomass Resource Corporation into ownership into the parent Company is the right move given our close involvement in Dynamotive."

Mr. Richard Lin, Chairman of Dynamotive, welcomed the appointment of Mr. Wayne Keast to Dynamotive's Board and thanked Mr. Vincent Tchenguiz for his support of the Company. Mr. Lin added, "Consensus has been a strong supporter of Dynamotive and has seen the Company grow steadily over the years to the point where its market potential reached the threshold for closer involvement. We appreciate the forward outlook and vision of Mr. Vincent Tchenguiz and his organization. I welcome the appointment of Mr. Keast to our Board and look forward to working with him at Board level."


5.2  Disclosure for Restructuring Transactions

     N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8   Executive Officer
         -----------------

         Contact:     Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013

Item 9   Date of Report
         --------------

         August 2, 2007

       DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                            (signed)       "Andrew Kingston"
                                            ---------------
                                            Andrew Kingston
                                            President & CEO

DYNAMOTIVE ENERGY SYSTEMS CORPORATION            News Release:  August 2, 2007

                Consensus Appoints Director to Dynamotive's Board
      Converts Ownership in Biomass Company to Common Shares of Dynamotive

"Consensus know-how and market reach can make a significant difference in the Company's future", says Vincent Tchenguiz, Chairman of Consensus

VANCOUVER, BC, Canada, August 2, 2007 - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) and Consensus ("Consensus") announced today the appointment of Mr. Wayne Keast, Chief Executive, Consensus Environment, to Dynamotive's Board of Directors concurrently with the conversion of Consensus's 49% equity ownership in Dynamotive Biomass Resource Corporation, a subsidiary of Dynamotive, into ownership of common shares of Dynamotive.

The move signals a strengthening of the relationship between the Companies and the desire by Consensus to take a more active role in the development of Dynamotive.

The conversion of Consensus's ownership in the biomass joint venture into common shares in the parent Company was agreed given the potential for conflict of interest in this activity and allows for the assets to be developed under the Dynamotive parent Company umbrella.

The biomass development company was set up to develop biomass resources worldwide and has current projects under development in EU, Canada, US and Latin America. Under the agreement, $2,000,000 invested by Consensus would be converted to Dynamotive's common restricted stock at US $1 per share (market at the time of agreement). The subsidiary has cash of $1.4 million, holds certain project development rights and has a $330,000 convertible loan receivable related to operations in the Ukraine with Rika BioFuels.

Commenting on the appointment of a Director to Dynamotive's Board, Mr. Vincent Tchenguiz, Chairman of Consensus, said, "We have long been a supporter of Dynamotive financially and strategically and have seen the Company grow to the stage where our considerable reach, resources and financial know-how can make a significant difference in the Company's
future.   Consensus know-how can be pivotal in leveraging Dynamotive's potential. I would like to congratulate Dynamotive for their achievements to date and, in particular, Mr. Kingston whose vision and commitment has allowed the Company to reach this stage."

"Mr. Wayne Keast brings considerable experience and know-how and is a key member of Consensus; by appointing him to Dynamotive's Board we will ensure seamless cooperation between the Companies. I also believe that converting our ownership in Dynamotive Biomass Resource Corporation into ownership into the parent Company is the right move given our close involvement in Dynamotive."

Mr. Richard Lin, Chairman of Dynamotive, welcomed the appointment of Mr. Wayne Keast to Dynamotive's Board and thanked Mr. Vincent Tchenguiz for his support of the Company. Mr. Lin added, "Consensus has been a strong supporter of Dynamotive and has seen the Company grow steadily over the years to the point where its market potential reached the threshold for closer involvement. We appreciate the forward outlook and vision of Mr. Vincent Tchenguiz and his organization. I welcome the appointment of Mr. Keast to our Board and look forward to working with him at Board level."


About Consensus

Consensus is a multi-faceted principal investor in a broad range of synergistic activities, including structured finance, the acquisition, management and development of commercial/residential real estate and high tech start-ups.

Consensus has significant shareholdings in property and property-related companies. It is now one of the UK's largest private property companies, with a GBP 4 billion commercial property portfolio. The Group is also the owner/manager of some 250,000 residential freeholds throughout the UK, making it one of the largest owners of residential properties in the UK.

The key area of growth for Consensus is its technology investment programme in companies and specialised funds, currently in excess of $500m and increasing by $250m per year. Coupled with a substantial business development network, it provides Consensus with an unparalleled level of access to new technologies, new industry models and economic acceleration resources.
www.consensusbusiness.com


Contact:
Sean Bellew

Tel: +44 (0) 7973 234 040
Email: S.Bellew@cbg.uk.com


About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse-gas-neutral fast pyrolysis technology uses medium temperatures and oxygen-free conditions to turn dry, waste cellulosic biomass into BioOil(R) for power and heat generation. BioOil(R) can be further converted into vehicle fuels and chemicals. The final stages of the commissioning process at the Guelph plant and the reconstruction of the West Lorne plant may be seen by viewing photographs regularly posted on the company's website at www.dynamotive.com

Contacts:

Nathan Neumer, Director, Communications, 604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.


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